FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 13, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX STAKES ADDITIONAL UTAH URANIUM CLAIMS

MAX Resource Corp. is pleased to announce that it has established a wholly-owned Nevada subsidiary, MAX Resource, Inc., and staked additional claims around the original 27 PPCO uranium claims it is acquiring in Juab County, Utah.  This brings the total to 195 lode claims comprising 3,900 acres.

The PPCO project is located approximately 150 miles southwest of Salt Lake City, about 20 miles west of the town of Delta, Utah and east of the Brushman Wellman beryllium mine. The claims have excellent road access by both graveled and cross county roads. A drill program is being planned for the fall season.

The PPCO Project is a historic Phillips Uranium property that was explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum. Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera. The uranium host rock was identical to the host rock found in the nearby, structurally controlled, Yellow Chief Mine. The Yellow Chief Mine produced approximately 500,000 pounds of uranium which was terminated when the ore zone was found to be faulted off to the East. The zone found by Phillips on the PPCO claims is thought to be an extension of the original Yellow Chief mineralization contained within mote sediments of a smaller caldera within the major Thomas Caldera system. The mineralization appears to be structurally controlled along the edge of this caldera and exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling on the PPCO claims by Phillips was originally supervised by Mr. Clancy J. Wendt, M.S.,C.P.G., Reg. Az. and B.C., the Vice-President of Exploration for MAX, who was employed by Phillips at that time.  Mr. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the US, Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

There has been no NI 43-101 Geological Report completed on the PPCO Claims.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

Utilizing Mr. Wendt’s extensive experience in uranium exploration in the western United States, MAX is in the process of acquiring and staking additional claims in the state of New Mexico with historic exploration data that indicates they are highly prospective for uranium.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in the Americas.   MAX is currently focused on the discovery of uranium and precious metals, with interests in properties in Alaska, Utah and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Leonard MacMillan

Tel: (604) 637-2135

info@maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 22, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

URANIUM CLAIMS STAKED IN NEW MEXICO

MAX Resource Corp. is pleased to announce that it is acquiring a total of 108 claims (the “Claims”) in Socorro County, New Mexico.  All of the claims are located on U.S. Forest Service Lands.

The Claims have been previously explored for uranium and are being acquired pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims (known also as the “C de Baca Project”) is an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by the Company by providing notice that it is abandoning the Claims and agreeing to transfer the Claims back to the vendor.

The C de Baca Project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the town of Albuquerque, New Mexico.  The claims have excellent road access by both graveled and cross county roads.  A drill program is being planned for the fall season.

The C de Baca Project was explored during the early 1980’s by OxyMin, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geochemically well-defined depositional trend favors uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During the exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favorable system.  The best drill hole had 7.5 feet of 0.20 U3O8 at a depth of 291 feet.  Due to the geological formations in the area, OxyMin felt that the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

The exploration program conducted by OxyMin was targeted to find a large deposit an oil company could mine.  This was not achieved and the market for uranium collapsed in 1981.  A report completed by Oxymin in 1981 stated that they had identified an exploration target of 1.67 million tons of 0.18% U3O8 and that there was upside potential to find more mineralization.

This report by OxyMin was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  Any resource and reserve estimates relating to the Claims are historical in nature, have not been verified by the issuer’s qualified person, and should not be relied upon.

Clarence J. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the U.S., Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, gold and precious metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

MAX plans to have permits and drilling in place for the fall of 2005 on the uranium properties in Utah and New Mexico.  Max is also applying for permits and arranging for drilling on both the Alaska and Northwest Territory properties for the 2006 exploration season.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@resource.com

www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  October 6, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director